News Release
B2Gold Announces Positive Exploration Drill Results from the Fekola Property and Regional
Targets in Mali, West Africa

Vancouver, November 9, 2017 – B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce positive drill results from the Fekola Property and Fekola Regional targets in Mali, West Africa. All dollar figures are in United States dollars unless otherwise indicated.

For 2017, B2Gold has budgeted over $15 million for exploration in Mali. To date, exploration programs remain on budget and set to complete over 111,000 metres of exploration drilling between the Fekola Property and the Fekola Regional program.

Highlights

This news release should be read in conjunction with the Fekola and Fekola North Extension schematic long section (see below or on our website at www.b2gold.com/news/2017/)

•	New drill results in the upper portion of the Fekola North Extension (formerly Kiwi zone) indicate it is part of the Fekola zone and has significantly extended mineralization to depth

•

New drill results above the deeper portion of the Fekola North Extension (formerly Fekola Deeps) have intersected wide zones of good-grade mineralization, closer to surface, and up to 600 metres north of the Fekola resource pit boundary

•

These results, combined with the deeper, mineralized intercepts in the upper portion of the Fekola North Extension area indicate that these zones are one contiguous mineralized zone that could dramatically increase the extent of Fekola mineralization. In addition, the mineralization remains open to the north beyond the new drill results

•

Drill results from the infill-drilling program, within the Fekola resource pit boundary, continue to convert inferred resources to indicated, confirming the potential addition of 900,000 ounces of gold

Fekola North Extension Zones:

New drilling below the upper portion of the Fekola North Extension and above the deeper portion of the Fekola North Extension in a previously untested area have significantly extended mineralization to the north and depth.

Highlights of drill results from the upper portion of the Fekola North Extension (formerly Kiwi zone):

Target	HoleID	From (m)	To (m)	Length (m)	Gold (g/t)
Fekola N. Ext	FSER_023	131.00	147.00	16.00	1.35
Fekola N. Ext	FSER_161	97.00	114.00	17.00	1.38
Fekola N. Ext	FSER_169	129.00	142.00	13.00	1.17
Fekola N. Ext	FSER_186	193.00	213.00	20.00	1.09
Fekola N. Ext	FSER_191	93.00	115.00	22.00	1.07
Fekola N. Ext	FSER_195	198.10	213.00	14.90	1.56
Fekola N. Ext	FSER_212*	24.00	48.00	24.00	1.28
Fekola N. Ext	FSER_211*	25.00	46.00	21.00	1.22
Fekola N. Ext	FKD_194	276.00	300.00	24.00	1.04
Fekola N. Ext	FKD_195	247.75	257.1	9.35	2.06

Note: Intervals reported above are >0.6 g/t gold, with a maximum of 5 m internal waste. Intervals indicated by (*) occur within defined resource areas and are reported >1.0 g/t gold, with a maximum of 3 m internal waste. All intervals are reported as core lengths

New drilling above the deeper portion of the Fekola Northern Extension (formerly Fekola Deeps) has intercepted wide zones of good-grade mineralization in two holes, 226 and 227, 60 metres to the north of the Fekola resource boundary.

In addition, two holes, 228 and 229, drilled above the Fekola upper portion of the Fekola North Extension, and up to 600 metres to the north of the resource pit boundary, intersected wide zones of good-grade mineralization, with mineralization remaining open to the north. These holes indicate the potential to extend good-grade mineralization much further to the north of the Fekola resource pit boundary.

These results also indicate that the deeper portion of the Fekola Northern Extension zone extends closer to surface and indicate continuity with mineralization from the deeper drilling results from the upper portion of the Fekola North Extension.

New drill results to the north of the Fekola resource pit boundary above the deeper portion of the Fekola North Extension:

Target	HoleID	From (m)	To (m)	Length (m)	Gold (g/t)
Fekola N. Ext	FKD_229	352.00	386.85	34.85	1.60
Fekola N. Ext	FKD_228	318.00	355.00	37.00	2.82
Fekola N. Ext	FKD_226	277.90	341.50	63.60	3.37
	and	303.75	325.00	21.25	4.92
Fekola N. Ext	FKD_227	216.00	239.20	23.20	1.57
	and	260.60	308.00	47.40	1.92
Fekola N. Ext	FKD_230	183.00	195.40	12.40	1.90
	and	233.00	251.90	18.90	1.24

Previously released drill results from the deeper portion (formerly Fekola Deeps):

Target	Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
Fekola N. Ext	FKD_148	421.30	454.30	33.00	2.90
Fekola N. Ext	incl.	440.30	446.30	6.00	7.97
Fekola N. Ext	FKD_179	488.60	507.60	19.00	3.88
Fekola N. Ext	and	515.50	529.19	13.69	1.95
Fekola N. Ext	FKD_181	425.20	470.58	45.38	4.77
Fekola N. Ext	incl.	425.20	434.60	9.40	10.70
Fekola N. Ext	and	438.60	444.80	6.20	9.23
Fekola N. Ext	FKD_182	457.30	473.10	15.80	2.98
Fekola N. Ext	incl.	467.25	472.10	4.85	4.41
Fekola N. Ext	FKD_183	445.10	479.30	34.20	3.27
Fekola N. Ext	incl.	463.00	471.00	8.00	8.33
Fekola N. Ext	FKD_184	490.00	515.05	25.05	2.37
Fekola N. Ext	incl.	499.70	508.00	8.30	3.54
Fekola N. Ext*	FKD_220	465.10	505.10	40.00	2.78
Fekola N. Ext*	FKD_225	351.55	389.15	37.60	2.98

Note: *Indicates two new holes drilled 50 metres north of the Fekola resource pit boundary

Fekola Resource Infill Drilling:

Infill drilling is ongoing at Fekola, to continue to convert inferred resources to indicated, within the resource pit boundary (see table of drill results below).

The resource pit boundary extends beyond the Fekola reserve pit boundary by approximately 50 metres below the reserve, 150 metres to the north, down plunge, and approximately 600 metres to the north (formerly Kiwi zone), from surface to 50 metres depth.

The resource pit extension contains 720,000 ounces in the indicated category and 180,000 ounces in the inferred category, for a total potential increase of 900,000 ounces of gold.

Highlights from Fekola Resource Infill Drilling:

Target	Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
Fekola Infill	FSER_183	119.00	136.00	17.00	1.26
Fekola Infill	FKD_231	207.00	248.00	41.00	2.31
Fekola Infill	FKD_232	287.00	315.00	28.00	1.77
Fekola Infill	FKD_147	397.20	479.20	82.00	3.09
Fekola Infill	FKRD_054	331.20	386.20	55.00	2.28
Fekola Infill	FKRD_055	295.30	347.30	52.00	2.44

Note: Italics indicate previously-released holes

Click here to view the Fekola and Fekola North Extension schematic long section (or an enhanced version):

Fekola Regional Program Drill Results – Anaconda/Adder and Mamba Zones:

Earlier this year, B2Gold announced the maiden mineral resource for Anaconda, part of the Fekola regional exploration program (see B2Gold news release, June 15, 2017). In 2017, over 56,000 metres of combined auger, aircore, reverse circulation and diamond drilling have been completed in this area in an effort to increase the saprolite-hosted Anaconda resource and to further explore for underlying zones of bedrock-hosted mineralization.

Anaconda Area:

Recent drilling has confirmed and extended the shallow saprolite inferred mineral resource and has discovered three well-mineralized bedrock (sulphide) zones (the saprolite zone) beneath the Anaconda, Adder and Mamba zones, which indicate the potential for large Fekola-style mineralized zones.

Bedrock drill holes MSD_127 (20.20 m at 6.05 g/t gold) and MSD_132 (24.50 m at 4.02 g/t gold) are indications of highly prospective structures beneath Anaconda and Mamba, respectively. The intersection in MSD_132 occurs approximately 160 metres down-dip from the saprolite-hosted intersection in MSR_360 (46 m at 1.94 g/t gold), suggesting there is significant down-dip continuity along this structure. Follow up drilling is currently underway in both target areas. These holes and other selected results from the recent bedrock drilling are presented by target area in the table below:

Target	Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
Adder	MSD_119	45.60	66.00	20.40	2.03
Adder	MSD_118	117.00	121.10	4.10	6.21
Anaconda	MSR_427	90.00	115.00	25.00	1.64
Anaconda	MSD_127	32.00	52.20	20.20	6.05
Anaconda	MSD_114	52.00	59.50	7.50	2.85
Anaconda	MSD_113	33.00	79.60	46.60	1.62
Anaconda	MSD_111	89.50	95.45	5.95	7.11
Anaconda	MSR_283	30.00	44.00	14.00	2.28
Mamba	MSD_132	116.48	139.70	23.22	1.31
Mamba	MSD_132	218.50	243.00	24.50	4.02
Mamba	MSD_132	253.20	276.00	22.80	1.04
Mamba	MSR_404	13.00	17.00	4.00	7.32
Mamba	MSR_404	105.00	148.00	43.00	0.59
Mamba	MSR_357	113.00	134.00	21.00	1.67

Note: Bedrock-hosted intervals reported above are >0.6 g/t gold, with a maximum of 5 m internal waste. Intervals reported are core lengths

Drilling is ongoing to further test the Fekola North Extension zone, infill the Fekola resource, and further test the new bedrock mineralization beneath the Anaconda, Adder and Mamba saprolite resource. The Company is planning additional, aggressive exploration drilling programs on these targets in 2018.

Fekola Ramp Up and Gold Production

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. In September, Fekola produced 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end of November 2017, four months ahead of the original schedule and one month ahead of the revised schedule.

In October 2017, the first full month of ramp up and pre-commercial production, the Fekola mill produced a total of 33,946 ounces of gold in the month (budget of 15,100 ounces). For 2017, the Company is projecting gold production from Fekola to exceed the upper range of its reforecast production guidance range of between 50,000 and 55,000 ounces. 2018 is scheduled to be the first full year of gold production at Fekola, yielding 400,000 to 410,000 ounces for the year at a cash operating cost of approximately $354 per ounce of gold and AISC of $609 per ounce of gold.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces. In 2018, production is forecast to increase significantly to between 925,000 and 975,000 ounces with the inclusion of the anticipated first full year of commercial production at Fekola.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

B2Gold’s Quality Assurance/Quality Control

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d’Ivoire. At each lab, samples are prepared and analyzed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control ("QA/QC") procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control protocols.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, costs, including projected cash operating costs and AISC, capital expenditures, budgets and growth, production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017 and between 925,000 and 975,000 ounces in 2018 and gold production at Fekola exceeding the upper range of its production guidance of between 50,000 to 55,000 ounces in 2017 and producing 400,000 to 410,000 ounces in 2018 at a cash operating cost of approximately $354 per ounce of gold and AISC of $609 per ounce of gold; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: achieving commercial production at the Fekola Mine by the end of November, 2017; mineralization in the upper portion of the Fekola North Extension zone being one continuous mineralized zone and the potential to increase the extent of Fekola mineralization; the potential to extend good grade mineralization much further north from the Fekola resource pit boundary; results indicating the deeper portion of the Fekola Northern Extension zone extending closer to surface and indicating continuity with mineralization from the deeper drilling results from the upper portion of the Fekola North Extension; the potential for additional large Fekola style mineralized zones; the potential for highly prospective structures beneath the Anaconda and Mamba zones; the resource pit extension containing 720,000 ounces in the indicated category and 280,000 ounces in the inferred category, for a total potential increase of 900,000 ounces of gold; the conversion of inferred mineral resources to indicated mineral resources; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third partie s and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.